Form 10KSB/A, Exhibit 13
period 2001-06-30
BANCAFFILIATED INC
filed 2001-11-20
CIK 1133409

2001 Annual Report

                                       of

                              BancAffiliated, Inc.

                                Table of Contents
                                -----------------


Selected Financial Data..................................................  A-3
Management's Discussion And Analysis of
  Financial Condition And Results of Operations..........................  A-5
Independent Auditor's Report.............................................  A-17
Consolidated Financial Statements........................................  A-18
Notes to Consolidated Financial Statements...............................  A-22
Stockholder Information..................................................  A-42
Corporate Information....................................................  A-43

                             SELECTED FINANCIAL DATA




                                                              At June 30,
                                                     --------------------------

                                                          2001           2000
                                                     --------------------------
                                                            (In Thousands)
Selected Financial Condition Data:
   Total assets.....................................     $35,527        $28,031
   Loans receivable, net............................      22,738         16,189
   Federal funds sold...............................         980          1,510
   Interest-bearing deposits in other
      financial institutions........................         387            144
   Securities available for sale, at fair value:
      Federal Home Loan Bank stock..................         719            483
   Securities to be held to maturity, at cost:
      Mortgage-backed securities....................       6,036          4,779
      Collateralized mortgage obligations...........       3,537          3,842
   Deposits.........................................      16,531         16,632
   Federal Home Loan Bank borrowings................      14,239          8,977
   Total equity.....................................       4,603          2,211



                                                           Years Ended June 30,
                                                     --------------------------
                                                            2001           2000
                                                     --------------------------

Selected Operations Data:
   Interest and dividend income.....................    $ 2,734         $ 1,858
   Interest expense.................................     (1,486)           (931)
                                                                        -------
      Net interest income...........................      1,248             927
   Provision for loan losses........................       (298)            (55)
                                                        -------         -------
      Net interest income after loan losses.........        950             872
                                                        -------         -------

   Other operating income:
      Service charges and fees......................         48              36
      Gain on sale of other real estate owned.......        ---             ---
      Other.........................................        ---               4
                                                        -------         -------
        Total other operating income................         48              40
                                                        -------         -------

   Other operating expenses:
      Compensation and benefits.....................        451             390
      Occupancy and equipment expense...............        218             197
      Other operating expenses......................        194             194
                                                        -------         -------
         Total other operating expenses.............        863             781
                                                        -------         -------

         Income before income taxes.................        135             131

   Income tax expense...............................         17               6
                                                        -------         -------
   Income before effect of accounting change                118             125
   Cumulative effect of accounting change...........        ---             (30)
      Net income....................................    $   118         $    95
                                                        =======         =======

                                                          Years Ended June 30,
                                                          --------------------

                                                           2001         2000
                                                          ------       ------
Key Operating Ratios and Other Data:
-----------------------------------
Performance ratios:
   Return on assets (1)(5).........................        0.39%        0.47%
   Return on equity (2)(5).........................        4.67%        4.45%
   Net interest margin (3)(5)......................        4.32%        4.74%
   Interest rate spread (4)(5).....................        3.74%        4.06%
   Operating expense divided by average assets(5)..        2.88%        3.86%

   Average interest-earning assets divided by
     average interest-bearing liabilities(5).......         111%         114%

Quality ratios:
   Non-performing assets divided by total assets...        0.04%        0.12%
   Allowance for loan losses to
     non-performing loans..........................       1,213%         437%
   Allowance for loan losses to gross loans........        0.79%        0.94%

Capital ratios:
   Equity to total assets at end of period.........       12.96%        7.89%
   Average equity to average assets................        8.44%       10.55%
   Tier 1 risk-based capital ratio.................       12.96%       13.16%
   Total risk-based capital ratio..................       13.47%       14.07%

Other data:
   Number of full service offices..................           1            1

----------------------------

(1)  Ratio of net income to average total assets
(2)  Ratio of net income to average equity
(3)  Net interest income divided by average earning assets.
(4)  Difference   between   average   rate  on   interest-earning   assets   and
     interest-bearing liabilities.
(5)  Consolidated at fiscal June 30, 2001and bank only June 30, 2000

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995.

     A number of the matters and subject areas discussed in this annual report that are historical or current facts deal with potential future circumstances and developments. The discussion of these matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from the actual future experience of BancAffiliated, Inc. involving any one or more of such matters and subject areas. BancAffiliated, Inc. has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experience and results to differ from BancAffiliated, Inc.'s current expectations regarding the relevant matter or subject area. These risks and uncertainties include, but are not limited to, changes in economic conditions in BancAffiliated, Inc.'s market area, changes in policies by regulator agencies, fluctuations in interest rates, and demand for loans in BancAffiliated, Inc.'s market area and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected, or described from time to time in BancAffiliated, Inc.'s reports filed with the U.S. Securities and Exchange Commission ("SEC") and disseminated by BancAffiliated, Inc. in press releases. This annual report speaks only as of its date, and BancAffiliated, Inc. disclaims any duty to update the information herein.

General

     The following discussion is intended to assist in understanding the financial condition and results of operations of BancAffiliated, Inc. and its subsidiary Affiliated Bank. The following discussion should be read in conjunction with the financial statements and the accompanying notes to the financial statements.

     BancAffiliated, Inc. and Affiliated Bank's results of operations depend primarily on its net interest income, which is the difference between interest income on interest-earning assets, which principally consist of loans and investment securities, and interest expense on interest-bearing liabilities, which principally consist of deposits and borrowings. BancAffiliated, Inc. and Affiliated Bank's results of operation also are affected by the level of its noninterest income and expenses and income tax expense.

Asset and Liability Management and Market Risk

     Our Risk when Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Our loans generally have longer maturities than our deposits. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk. As of June 30, 2001, our one-year cumulative interest rate sensitivity gap as a percentage of total assets was a positive 9.2%, which generally means if interest rates decrease, our net interest income could be reduced because interest earned on assets could decrease more quickly than interest paid on interest-bearing liabilities, including deposits and borrowings.

     How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In monitoring interest rate risk we continually analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities, and their sensitivity to actual or potential changes in market interest rates.

     In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on our results of operations, we have adopted investment/asset and liability management policies to better match the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. The board of directors sets and recommends the asset and liability policies of Affiliated Bank, which are implemented by the asset/liability management committee. The asset/liability management committee is chaired by President Graham and is comprised of members of our board of directors.

     The purpose of the asset/liability management committee is to communicate, coordinate and control asset/liability management consistent with our business plan and board approved policies. The committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk, and profitability goals.

     The asset/liability management committee generally meets on a quarterly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital position, anticipated changes in the volume and mix of assets and liabilities and interest rate risk exposure limits versus current projections pursuant to net present value of portfolio equity analysis and income simulations. The asset/liability management committee recommends appropriate strategy changes based on this review. The President or his designee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the board of directors at least quarterly.

     In order to manage our assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, we have focused our strategies on:

     o    Originating adjustable rate loans,
     o Originating a reasonable volume of short-and intermediate-term fixed rate loans,
     o    Managing our deposits to establish stable deposit relationships.

     At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the asset/liability management committee may determine to increase our interest rate risk position somewhat in order to maintain our net interest margin. In the future, we intend to continue our existing strategy of originating relatively short-term and/or adjustable rate loans.

     The asset/liability management committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of an institution's existing assets and liabilities, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the board of directors of Affiliated Bank.

     The Office of Thrift Supervision provides Affiliated Bank with the information presented in the following table, which is based on information provided to the Office of Thrift Supervision by Affiliated Bank. It presents the change in Affiliated Bank's net portfolio value at June 30, 2001 (the latest data available), that would occur upon an immediate change in interest rates based on Office of Thrift Supervision assumptions, but without effect to any steps that management might take to counteract that change.


         Change in                               Net Portfolio Value
      Interest Rates in                          ------------------                        Net Portfolio Value
     Basis Points ("bp")                       (Dollars in Thousands)                      as % of PV of Assets
        (Rate Shock                                                                        --------------------
        in Rates) (1)                $ Amount         $ Change         % Change            NPV Ratio     Change
       --------------                --------         --------         --------            ---------     ------
         +300 bp                      3,673             -371              -9%                10.43%      -82 bp
         +200 bp                      3,862             -182              -5%                10.87%      -38 bp
         +100 bp                      3,983              -61              -2%                11.13%      -11 bp
            0 bp                      4,044              ---              ---                11.25%         ---
         -100 bp                      3,966              -79              -2%                11.01%      -23 bp
         -200 bp                      3,911             -133              -3%                10.84%      -41 bp
         -300 bp                      3,873             -171              -4%                10.71%      -54 bp

-----------
(1)  Assumes  an   instantaneous   uniform  change  in  interest  rates  at  all
     maturities.


     The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

     As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

     The following table presents the contractual maturities and repricing data of BancAffiliated, Inc.'s and Affiliated Bank's interest-earning assets and interest-bearing liabilities, commonly called a "gap" report, as of June 30, 2001. It gives an indication of our interest rate sensitivity position; however, it is used by management in conjunction with other reports to determine plans and strategies for managing our interest rate risk. The gap report has limitations; for example, no prepayment assumptions have been made with regard to interest-earning assets.



                                                                                                 Not Rate
                                                                      Rate Sensitive            Sensitive
                                                                      --------------                or
                                                           Within       90 days     1 to 3         Over
                                                           90 days     to 1 Year     Years       3 Years      Total
                                                           -------     ---------    ------      ---------     -----
                                                                          (Dollars in Thousands)
Interest-Earning Assets:
   Deposits in banks..................................    $  1,367      $   ---     $   ---      $   ---    $  1,367
   Mortgage-backed and related securities.............       4,697        4,876         ---          ---       9,573
   Federal Home Loan Bank stock......................          719          ---         ---          ---         719
   Loans..............................................      14,774        1,418       3,807        2,739      22,738
                                                          --------      -------     -------      -------    --------
     Total interest-earning assets....................    $ 21,557      $ 6,294     $ 3,807      $ 2,739    $ 34,397
                                                          ========      =======     =======      =======    ========

Interest-Bearing Liabilities:
   Savings accounts...................................    $    199      $   288     $   968      $   474    $  1,929
   NOW, money market accounts ........................         240          360         626          ---       1,226

   Time deposit accounts..............................       3,343        7,799         519          ---      11,661
   Federal Home Loan Bank advances....................      13,548           27         478          186      14,239
                                                          --------      -------     -------      -------    --------
     Total interest-bearing liabilities...............    $ 17,330      $ 8,474     $ 2,591      $   660    $ 29,055
                                                          ========      =======     =======      =======    ========

Interest sensitivity gap..............................    $  4,227      $(2,180)    $ 1,216
                                                          ========      =======     =======

Cumulative gap........................................    $  4,227      $ 2,047     $ 3,263
                                                          ========      =======     =======

Ratio of interest-earning assets to interest-bearing
   liabilities........................................       124.4%        74.3%      146.9%
                                                             =====        =====       =====

Cumulative gap as a percentage of total assets........        11.9%         5.8%        9.2%
                                                             =====        =====       =====



     As with any method of measuring interest rate risk, shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in the market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rate. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Changes in Financial Condition from June 30, 2001 to June 30, 2000.

     General. At June 30, 2001, our total assets increased by $7.5 million or 26.8% to $35.5 million from $28.0 million at June 30, 2000. The increase in assets was primarily due to a $1.0 million increase in mortgage-backed and related securities and loan growth of $6.5 million. Funding increased assets was an increase in Federal Home Loan Bank advances of $5.3 million, proceeds from the initial public offering of $2.3 million, and net income of $118,000. Deposits decreased by $101,000 during the same period.

     Loans. At June 30, 2001, our net loan portfolio increased $6.5 million or 40.1% to $22.7 million from $16.2 million at June 30, 2000. The increase in the loan portfolio over this time period was due to increased loan demand caused by our efforts to expand Affiliated Bank's real estate and commercial business lending activities. The loan portfolio increased in all categories, except consumer loans, with the largest increases in our real estate loans and commercial business loans. Total real estate loans increased by $4.8 million to $15.3 million at June 30, 2001 from $10.5 million at June 30, 2000. Commercial business loans increased by $2.1 million to $5.4 million at June 30, 2001 from $3.3 million at June 30, 2000.

     Securities. Mortgage-backed and related securities held to maturity were $9.6 million at June 30, 2001, compared to $8.6 million at June 30, 2000. The increase of $1.0 million was primarily due to the purchase of mortgage-backed and related securities to increase income.

     Liabilities. Our total liabilities increased $5.1 million or 19.8% to $30.9 million at June 30, 2001 compared to $25.8 million at June 30, 2000. This increase was due primarily to Federal Home Loan Bank advances of $5.2 million which was offset by a $101,000 decrease in deposits. Federal Home Loan Bank advances grew from $9.0 to $14.2 million at June 30, 2001 and deposits decreased from $16.6 million to $16.5 million at June 30, 2001.

     Equity. Total equity increased by $2.4 to $4.6 million at June 30, 2001, as a result of the $2.3 million in net proceeds derived from the initial public offering and $118,000 in earnings retention.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

     The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non- accruing loans have been included in the table as loans carrying a zero yield.


                                                                      Years Ended June 30,
                                            ----------------------------------------------------------------------
                                                             2001                               2000
                                            ----------------------------------------------------------------------
                                                        Interest                  Interest
                                             Average     Earned/        Yield/    Average    Earned/      Yield/
                                             Balance      Paid           Rate     Balance     Paid         Rate
                                             -------    --------        ------   --------    -------      ------
                                                                       (Dollars in Thousands)
Interest-Earning Assets:
   Deposits in banks......................   $    562   $    34        6.06%     $    762   $    43         5.64%
   Securities (1).........................      8,770       611        6.96         5,031       346         6.88
   Loans..................................     19,573     2,089        6.70        13,780     1,469        10.66
                                             --------   -------                  --------   -------

   Total interest-earning assets..........     28,905     2,734        9.46%       19,573     1,858         9.49%
                                                        -------                             -------

Noninterest-earning assets................      1,019                                 656
                                             --------                            --------

   Total assets...........................   $ 29,924                            $ 20,229
                                             ========                            ========

Interest-Bearing Liabilities:
   Savings accounts.......................   $  2,415   $    80        3.31      $  3,054   $   120         3.93
   NOW and money market accounts..........      2,130        91        4.26           432        19         4.40
   Time deposit accounts..................     11,714       761        6.50         8,498       484         5.70
   Federal Home Loan Bank advances
     and Federal Funds purchased..........      9,720       554        5.70         5,158       308         5.97
                                             --------   -------                  --------   -------

   Total interest-bearing liabilities.....     25,979     1,486        5.72%       17,142       931         5.43%
                                             --------   -------                  --------   -------

Noninterest-bearing liabilities and equity
 ..........................................      3,945                               3,087
                                             --------                            --------

   Total liabilities and equity...........   $ 29,924                            $ 20,229
                                             ========                            ========

Net interest income.......................              $ 1,248                             $   927
                                                        =======                             =======

Net interest spread(2)....................                             3.74%                                4.06%
                                                                       ====                                =====

Net interest margin(3)....................                             4.32%                                4.74%
                                                                       ====                                =====


(1) Includes mortgage-backed and related securities and Federal Home Loan Bank stock.
(2) The net interest spread is the difference between the average rate on interest-earning assets and interest-bearing liabilities.
(3) The net interest margin is net interest income divided by average interest-earning assets.


Rate/Volume Analysis

     The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(1) changes in volume, which are changes in volume multiplied by the old rate, and (2) changes in rate, which are changes in rate multiplied by the old volume. Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.



                                                                                        Years Ended
                                                                                            June
                                                                                       2001 vs. 2000
                                                                        -------------------------------------------
                                                                        Increase (decrease)
                                                                                due to
                                                                      --------------------------                Total
                                                                                                              Increase
                                                                       Volume               Rate             (Decrease)
                                                                       ------               ----             ----------
Interest income:
Deposits in banks........................................              $ (12)              $   3               $  (9)
Investment securities....................................                261                   4                 265
Loans....................................................                619                   1                 620
                                                                       -----               -----               -----

     Total interest income...............................                868                   8                 876
                                                                       -----               -----               -----

Interest expense:
Savings accounts.........................................                (23)                (17)                (40)
NOW and money market accounts............................                 73                  (1)                 72
Time deposit accounts....................................                202                  75                 277
Federal Home Loan Bank advances..........................                259                 (13)                246
                                                                       -----               -----               -----

     Total interest expense..............................                511                  44                 555
                                                                       -----               -----               -----

Net interest income......................................              $ 357               $ (36)              $ 321
                                                                       =====               ======              =====


     The following table presents the weighted average yields earned on loans, investments and other interest-earning assets, and the weighted average rates paid on savings and borrowings and the resultant interest rate spreads at June 30, 2001.


                                                                   At
                                                                June 30,
                                                                  2001
                                                                --------

Weighted average yield on:
   Deposits in banks...................................           6.06%
   Mortgage-backed and related securities..............           6.97%
   Loans...............................................          10.67%
   Federal Home Loan Bank stock........................           6.94%

   Combined weighted average yield on
     interest-earning assets...........................           9.46%

Weighted average rate paid on:
   Savings accounts....................................           3.31%
   NOW and money market accounts.......................           4.26%
   Time deposit accounts...............................           6.50%
   Federal Home Loan Bank advances.....................           5.70%

   Combined weighted average rate paid on
     interest-bearing liabilities......................           5.72%

Spread.................................................           3.74%

Comparison of Results of Operations for the Years Ended June 30, 2001 and 2000.

     General. We reported net income of $118,000 for the year ended June 30, 2001 and $95,000 for the year ended June 30, 2000. This increase in income was due primarily to an increase in net interest income of $321,000 offset by an increase in non-interest expense of $82,000 and an increase in the loan loss provision of $243,000.

     Net Interest Income. Net interest income increased $321,000 or 34.6% to $1,248,000 for fiscal 2001 compared to fiscal 2000, reflecting a $876,000 or 47.2% increase in interest income, partially offset by a $555,000 or 59.6% increase in interest expense. Our interest rate spread decreased to 3.74% for fiscal 2001 compared to 4.06% for fiscal 2000. In addition, the ratio of average interest-earning assets to average interest-bearing liabilities decreased to 111% for year ended June 30, 2001 compared to 114% for year ended June 30, 2000.

     Interest Income. The increase in interest income of $876,000 for the year ended June 30, 2001 was primarily due to an increase in the average balance of interest-earning assets. The average balance of the securities portfolio increased to $8.8 million for the year ended June 30, 2001 from $5.0 million for the year ended June 30, 2000, due primarily to the purchase of securities partially match-funded by Federal Home Loan Bank advances. This resulted in an increase in income on securities of $265,000. In addition, the average balance of our total loan portfolio grew by $5.8 million to $19.6 million for the year ended June 30, 2001 from $13.8 million for the year ended June 30, 2000 enhancing loan interest by $620,000. In the aggregate, interest-earning assets increased $9.3 million to $28.9 million for the year ended June 30, 2001 from $19.6 million for the year ended June 30, 2000. The average yield on interest-earning assets decreased to 9.46% for the year ended June 30, 2001 from 9.49% for the year ended June 30, 2000, primarily due to a general increase in market rates of interest.

     Interest Expense. The increase in interest expense of $555,000 for the year ended June 30, 2001 was primarily due to the increase in Federal Home Loan Bank advances and the increase in time deposit accounts. Average Federal Home Loan Bank advances increased by $4.5 million to $9.7 million for the year ended June 30, 2001 from $5.2 million for the year ended June 30, 2000. This created an increase in Federal Home Loan Bank interest costs of $246,000. Average time deposits increased by $3.2 million to $11.7 million for the year ended June 30, 2001 from $8.5 million for the year ended June 30, 2000. This contributed to the $309,000 increase in deposit interest costs. The average rate on interest bearing liabilities increased from 5.43% at June 30, 2000 to 5.72% at June 30, 2001, due primarily to the liability mix changing with generally higher interest rates on the new funding.

     Provision for Loan Losses. We charge provisions for loan losses to earnings to maintain the total allowance for loan losses. Our determination of the allowance is based on an evaluation of the portfolio, past loss experience, current economic conditions, volume, growth and composition of the portfolio, and other relevant factors. The allowance is increased by provisions for loan losses which are charged against income. Our policies require the review of assets on a regular basis, and we appropriately classify loans as well as other assets if warranted. We believe we use the best information available to make a determination with respect to the allowance for loan losses, recognizing that adjustments may be necessary depending upon a change in economic conditions.

     The provision for loan losses made during the year ended June 30, 2001 totaled $298,000 compared with a provision made during the year ended June 30, 2000 that totaled $55,000. This increase was due primarily to the write-off of a loan of a large commercial borrower of Affiliated Bank that declared bankruptcy. After tax, this charge-off action had approximately a $155,000 adverse impact on Affiliated Bank's earnings for the fiscal year ended June 30, 2001. With the write-off of this large loan, Affiliated Bank's nonperforming assets were reduced to 0.04% of total assets at June 30, 2001.

     While management uses the best information available to make evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions. We anticipate that our allowance for loan losses will increase as we continue to implement Affiliated Bank's strategy of originating primarily construction and commercial loans. Additionally, the Office of Thrift Supervision, as an integral part of its examination process, periodically review Affiliated Bank's allowance for loan losses. The Office of Thrift Supervision may require the recognition of adjustments to the allowance for loan losses based on its judgment of information available to it at the time of its examination.

     Other Operating Income. Other operating income amounted to $48,000 and $40,000 for the years ended June 30, 2001 and 2000, respectively. The increase is primarily attributed to the growth in the number of deposits and corresponding service charges on these accounts.

     Other Operating Expenses. Other operating expenses increased $82,000 or 10.5% to $863,000 for the year ended June 30, 2001 compared to $781,000 for the year ended June 30, 2000. This increase was primarily due to increases in compensation and benefits arising from increased staffing and Affiliated Bank's growth.

     Cumulative Effect of Accounting Change. Included in the June 30, 2000 financial statements, as restated, are the effects of adopting the provisions of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." Affiliated Bank expensed $30,000 net of income tax of $15,000.

Liquidity and Commitments

     Affiliated Bank's liquidity, represented by cash and cash equivalents and mortgage-backed and related securities, is a product of its operating, investing and financing activities. Our primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed and related securities, and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed related securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, we invest excess funds in short- term interest-earning assets, which provide liquidity to meet lending requirements. We also generate cash through borrowings. We utilize Federal Home Loan Bank advances to leverage our capital base and provide funds for our lending and investment activities, and enhance our interest rate risk management.

     Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. We use our sources of funds primarily to meet ongoing commitments, to pay maturing time deposits and savings withdrawals, to fund loan commitments and to maintain our portfolio of mortgage- backed and related securities. At June 30, 2001, the total approved loan commitments unfunded amounted to $8.5 million, which includes the unadvanced portion of construction loans of $6.8 million. There was one letter of credit in the amount of $72,000 at June 30, 2001. Time deposits and advances from the Federal Home Loan Bank scheduled to mature in one year or less at June 30, 2001, totaled $10.7 million and $13.6 million, respectively. Based on historical experience, management believes that a significant portion of maturing deposits will remain with Affiliated Bank. Affiliated Bank anticipates that we will continue to have sufficient funds, through deposits and borrowings, to meet our current commitments.

     At June 30, 2001, Affiliated Bank had available to it additional advances from the Federal Home Loan Bank of approximately $386,000 and a federal funds line of credit of $2.0 million.

Impact of Inflation

     The consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturity structure of our assets and liabilities are critical to the maintenance of acceptable performance levels.

     The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities. In July 1999, the FASB issued Statement No. 137, Deferral of the Effective Date of FASB Statement No. 133, which deferred the effective date of FAS 133 to no later than January 1, 2001 for Affiliated Bank's financial statements. FAS 133 requires companies to record derivatives on the balance sheet at fair value. Changes in the fair values of these derivatives would be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value of assets or liabilities or cash flows from forecasted transactions. In June 2000, the FASB issued Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and amendment of FASB Statement No. 133.

     In September 2000, the FASB issued Statement No. 140 (FAS 140), Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which replaces FAS 125 (of the same title). FAS 140 revises certain standards in the accounting for securitization transactions and collateral, but it carries over most of FAS 125's provisions. The collateral and disclosure provisions of FAS 140 are effective for year-end 2000 financial statements. The other provisions of this Statement are effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001 and Affiliated Bank has not yet completed the analysis to determine the impact of the revised provisions on the financial statement that will be issued after March 31, 2001.

     In June 2001, the FASB issued statement No. 141 (FAS 141), Business Combinations. FAS 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, Business Combinations, and FASB Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method. FAS 141 applies to all business combinations initiated after June 30, 2001. FAS 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

     In June 2001, the FASB issued statement No. 142 (FAS 142), Goodwill and Other Intangible Assets. FAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of FAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001.

     Management does not believe these pronouncements will have a significant effect on its operations.

     During 1998, Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities," was issued. This SOP provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. This SOP is effective for financial statements for fiscal years beginning after December 15, 1998. Affiliated Bank adopted the provisions of this SOP in its restated June 30, 2000 financial statements, which resulted in a charge to income of $30,000 net of income tax of $15,000.

                       BANCAFFILIATED, INC. AND SUBSIDIARY








                          Independent Auditors' Report
                          ----------------------------


The Board of Directors
BancAffiliated, Inc.

We have audited the accompanying consolidated balance sheet of BancAffiliated, Inc. and Subsidiary (Company) as of June 30, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BancAffiliated, Inc. and Subsidiary as of June 30, 2001 and 2000, the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

As described in Note 20 to the consolidated financial statements, the Company has restated its June 30, 2000 financial statements to include the effects of adopting Statement of Position 98-5.

                                         /s/ Payne, Falkner, Smith & Jones, P.C.
                                         ---------------------------------------
                                         Payne, Falkner, Smith & Jones, P.C.

Dallas, Texas
July 31, 2001


                       BANCAFFILIATED, INC. AND SUBSIDIARY

                           Consolidated Balance Sheet

                        June 30, 2001 and 2000 (Restated)

               (In Thousands of Dollars, except per share amounts)

                                                                                                 2001              2000
                                                                                              ----------        ----------
         ASSETS
         ------
         Cash and due from banks                                                                $    479         $    421
         Federal funds sold                                                                          980            1,510
         Interest bearing deposits in other banks                                                    387              144
                                                                                                --------         --------

                   Total cash and cash equivalents                                                 1,846            2,075
         Federal Home Loan Bank stock, at cost                                                       719              483
         Securities held to maturity (fair value of $9,677
              and $8,602 at June of 2001 and June of 2000)                                         9,573            8,621
         Loans, net                                                                               22,738           16,189
         Bank premises and equipment, net                                                            435              465
         Accrued interest receivable                                                                 166              148
         Other assets                                                                                 50               50
                                                                                                --------         --------

                   Total assets                                                                 $ 35,527         $ 28,031
                                                                                                ========         ========

         LIABILITIES AND  STOCKHOLDERS' EQUITY

         Deposits                                                                               $ 16,531         $ 16,632
         Advances from Federal Home Loan Bank                                                     14,239            8,977
         Other liabilities                                                                           154              211
                                                                                                --------         --------

                   Total liabilities                                                              30,924           25,820
         Commitments and contingencies                                                                 -                -

         Stockholders' Equity:
             Preferred stock, $.01 par value, 1,000,000 shares
                   Authorized, issued and outstanding
                 Authorized, -0- issued and outstanding                                                -                -
             Common stock, $.01 par value, 4,000,000 shares
                  Authorized, 264,500 issued and outstanding                                           3                -
             Additional paid-in capital                                                            2,271                -
             Retained earnings                                                                     2,329            2,211
                                                                                                --------         --------

                   Total stockholders' equity                                                      4,603            2,211
                                                                                                --------         --------
                   Total liabilities and stockholders' equity                                   $ 35,527         $ 28,031
                                                                                                ========         ========

          See accompanying notes to consolidated financial statements.


                       BANCAFFILIATED, INC. AND SUBSIDIARY

                        Consolidated Statement of Income

              For the Years Ended June 30, 2001 and 2000 (Restated)

                            (In Thousands of Dollars)
                                                                                                   2001                 2000
                                                                                                ----------           ----------
           Interest and dividend income:
                Loans                                                                             $ 2,089              $ 1,469
                Investment securities                                                                 645                  346
                Other                                                                                   -                   43
                                                                                                  -------              -------

                     Total interest income                                                          2,734                1,858
                                                                                                  -------              -------
           Interest expense:
                Deposits                                                                              932                  623
                Advances from Federal Home Loan Bank                                                  554                  308
                                                                                                  -------              -------

                     Total interest expense                                                         1,486                  931
                                                                                                  -------              -------

           Net interest income                                                                      1,248                  927
           Provision for loan losses                                                                  298                   55
                                                                                                  -------              -------

           Net interest income after provision for loan losses                                        950                  872
                                                                                                  -------              -------
           Noninterest income:
                Fee income on services charges                                                         48                   36
                Other                                                                                   -                    4
                                                                                                  -------              -------

                     Total noninterest income                                                          48                   40
                                                                                                  -------              -------
           Noninterest expense:
                Compensation and benefits                                                             451                  390
                Occupancy                                                                             218                  197
                Data processing                                                                        75                   70
                Other                                                                                 119                  124
                                                                                                  -------              -------

                     Total noninterest expense                                                        863                  781
                                                                                                  -------              -------
           Income before income tax expense                                                           135                  131
           Income tax expense                                                                          17                    6
                                                                                                  -------              -------
           Income before cumulative effect of accounting
                change                                                                                118                  125
                                                                                                  -------              -------
           Cumulative effect of accounting change
                (net of income tax of $15)                                                              -                  (30)
                                                                                                  -------              -------

           Net income                                                                             $   118              $    95
                                                                                                  -------              -------

           Earnings per share - Basic and Diluted                                                 $  (.20)                 N/A
                                                                                                  =======              =======



                       BANCAFFILIATED, INC. AND SUBSIDIARY

            Consolidated Statement of Changes in Stockholders' Equity

              For the Years Ended June 30, 2001 and 2000 (Restated)

                            (In Thousands of Dollars)

                                                                                                      Additional
                                               Comprehensive       Preferred           Common           Paid-in          Retained
                                                   Income            Stock             Stock            Capital          Earnings
                                            ----------------- ---------------   ---------------  ----------------  ---------------
      Balances June 30, 1999                      $     -             $    -           $    -            $     -         $  2,116

      Net income for the year ended
        June 30, 2000 as restated                      95                  -                -                  -               95
                                                  -------             ------           ------            -------         --------
      Balances June 30, 2000 as restated          $    95                  -                -                  -            2,211
                                                  =======
      Net income for the year ended
        June 30, 2001                                 118                  -                -                  -              118

      Proceeds from issuance of
        common stock                                    -                  -                3              2,271                -
                                                  -------             ------           ------            -------         --------

      Balances June 30, 2001                      $   118             $    -           $    3            $ 2,271         $  2,329
                                                  =======             ======           ======            =======         ========




                       BANCAFFILIATED, INC. AND SUBSIDIARY

                      Consolidated Statement of Cash Flows

              For the Years Ended June 30, 2001 and 2000 (Restated)

                            (In Thousands of Dollars)


                                                                                     2001                   2000
                                                                                  ----------             ----------
Cash flows from operating activities:
     Net income                                                                   $      118             $       95
       Adjustments to reconcile net income to net
         cash provided by operating activities:
          Cumulative effect of accounting change                                           -                     30
          Depreciation and amortization                                                   55                     55
          Provision for loan losses                                                      298                     55
          Increase in accrued interest and other assets                                  (19)                  (110)
        (Decrease) increase in accrued interest and other liabilities                    (57)                    88
                                                                                  ----------             ----------

                 Net cash provided by operating activities                               395                    213
                                                                                  ----------             ----------
Cash flows from investing activities:
     Purchase of securities held to maturity                                          (2,571)                (8,980)
     Purchase of Federal Home Loan Bank stock                                           (236)                  (445)
     Paydowns of securities held to maturity                                           1,611                    357
     Net loans originated                                                             (6,847)                (5,670)
     Net purchases of property and equipment                                             (16)                  (426)
                                                                                  ----------             ----------

                 Net cash used by investing activities                                (8,059)               (15,164)
                                                                                  ----------             ----------
Cash flows from financing activities:
     Net (decrease) increase  in deposits                                               (101)                 7,113
     Proceeds from advances received from
     Federal Home Loan Bank                                                            5,262                  8,223
     Proceeds from issuance of common stock                                            2,274                      -
                                                                                  ----------             ----------

                 Net cash provided by financing activities                             7,435                 15,336
                                                                                  ----------             ----------

Net (decrease) increase in cash and cash equivalents                                    (229)                   385

Cash and cash equivalents at beginning of period                                       2,075                  1,690
                                                                                  ----------             ----------

Cash and cash equivalents at end of period                                        $    1,846             $    2,075
                                                                                  ==========             ==========


                       BANCAFFILIATED, INC. AND SUBSIDIARY

                   Notes to Consolidated Financial Statements

                        June 30, 2001 and 2000 (Restated)


1.   Summary of Significant Accounting Policies
     ------------------------------------------

The accounting and reporting policies of BancAffiliated, Inc. and Subsidiary (together referred to as the Company) conform to generally accepted accounting principles and to practices generally followed within the Banking industry. The following is a description of the more significant of these policies.

Basis of Presentation
---------------------

The accompanying consolidated financial statements include the accounts of BancAffiliated, Inc. (BI) and its wholly-owned subsidiary, Affiliated Bank
(Bank).

BI was incorporated in January of 2001 to facilitate the conversion of the Bank from mutual to stock form (the Conversion). On May 25, 2001 with the consummation of the Conversion, BI became the holding company of the Bank (see
Note 2). BI had no results of operations prior to January 2001.

The Bank was established in 1959 as Affiliated Federal Credit Union. Deposit and loan growth were severely restricted due to the fact the credit union's membership sponsor ceased operations. In June 1998, the credit union converted from a federally chartered credit union to a federally chartered mutual savings bank. The Bank's primary source of revenue is interest on loans and mortgage-backed and related securities. The Bank is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Use of Estimates
----------------

The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues for the period. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents
-------------------------

Cash and cash equivalents consist of cash on hand, certificates of deposit with original maturities of three months or less, and funds due from banks. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

                       BANCAFFILIATED, INC. AND SUBSIDIARY


Investment Securities
---------------------

Trading Securities

Securities that are held for short-term resale are classified as trading account securities and recorded at their fair values. Realized and unrealized gains and losses on trading account securities are included in other income.

Securities Held-to Maturity

Government, Federal agency, and corporate debt securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using the interest method over the period to maturity. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Securities Available for Sale

Available for sale securities consist of investment securities not classified as trading securities nor as held to maturity securities. Unrealized holding gains and losses, net of tax, on available for sale securities are included in other comprehensive income. Realized gains (losses) on available-for-sale securities are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using the interest method over the period of maturity.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Loans and Allowance for Loan Loss
---------------------------------

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Impaired loans are accounted for at the net present value of expected future cash flows, discounted at the loan's effective interest rate, the observable market price of the loan or at the fair value of the collateral if the loan is collateral dependent.

                       BANCAFFILIATED, INC. AND SUBSIDIARY


The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Fees and Costs Associated with Originating Loans
------------------------------------------------

Loan origination fees, net of certain direct origination costs, are recognized as an adjustment of the related loan yield using the interest method.

Bank Premises and Equipment
---------------------------

Company premises, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization using the straight-line method.

                  Building                                    30 years
                  Furniture, fixtures and equipment           3-10 years
                  Leasehold improvements                      Term of the lease

Other Real Estate Owned
-----------------------

Real estate properties acquired through or in lieu of loan foreclosure are initially recorded at the lower of the Company's cost of acquisition or the asset's fair market value which becomes the property's new basis. Costs relating to development and improvement of property are capitalized, whereas costs relating to holding property are expensed. The portion of interest costs relating to development of real estate is capitalized subject to management's evaluation of its recoverability.

Valuations are periodically performed by management, and an allowance for losses is established, if necessary, by means of a charge to operations if the carrying value of the property exceeds the lower of its fair value less estimated costs to sell or cost.

Income Taxes
------------

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

                       BANCAFFILIATED, INC. AND SUBSIDIARY



Financial Instruments
---------------------

The Company has not acquired or issued any derivative financial instruments.

In the ordinary course of business the Company has entered into certain off balance sheet financial instruments consisting of commitments to extend credit and credit card commitments. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Fair Values of Financial Instruments
------------------------------------

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and short term instruments

The carrying amounts of cash and short term instruments approximate their fair value.

Available for sale and held to maturity securities

Fair values for securities excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate their fair value.

Loans

For variable-rate loans that reprice frequently and have no significant changes in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits

The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed term money market accounts and certificates of deposit (CD's) approximate their fair values at the reporting date. Fair values for fixed-rate CD's are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

                       BANCAFFILIATED, INC. AND SUBSIDIARY


Advances from Federal Home Loan Bank

The carrying amount of the advances from Federal Home Loan Bank approximates its fair value.

Accrued interest

The carrying amounts of accrued interest approximate their fair values.

Off balance sheet instruments

Fair values for off balance sheet lending commitments are based on fees currently charged to enter into similar agreements taking into account the remaining terms of the agreements and the counterparties' credit standings.

Recent Accounting Pronouncements
--------------------------------

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133 (FAS 133), Accounting for Derivative Instruments and Hedging Activities. In July 1999, the FASB issued Statement No. 137, Deferral of the Effective Date of FASB Statement No. 133, which deferred the effective date of FAS 133 to no later than January 1, 2001 for the Company's financial statements. FAS 133 requires companies to record derivatives on the balance sheet at fair value. Changes in the fair values of those derivatives would be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value of assets or liabilities or cash flows from forecasted transactions. In June 2000, the FASB issued Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133. The statement is effective for the Company's fiscal year ending June 30, 2001. Because the Company generally does not hold derivative instruments, the adoption of this statement did not have a material impact on the financial statements.

In September 2000, the FASB issued Statement No. 140 (FAS 140), Accounting for the Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which replaces FAS 125 (of the same title). FAS 140 revises certain standards in the accounting for securitizations and other transfers of financial assets and collateral, and requires some disclosures relating to securitization transactions and collateral, but it carries over most of FAS 125's provisions. The collateral and disclosure provisions of FAS 140 are effective for year-end 2000 financial statements. The other provisions of this Statement are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. Because the Company generally does not have transactions that involve the transfer and servicing of financial assets and extinguishments of liabilities, the adoption of this statement did not have a material impact on the financial statements.

In  June  2001,  the  FASB  issued   statement  No.  141  (FAS  141),   Business
Combinations. FAS 141 addresses financial accounting and reporting for business combinations and supersedes APB

                       BANCAFFILIATED, INC. AND SUBSIDIARY


Opinion No. 16, Business Combinations, and FASB Statement No. 38, Accounting for Preacquisition Contingencies of Purchased Enterprises. All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method. FAS 141 applies to all business combinations initiated after June 30, 2001. FAS 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

In June 2001, the FASB issued statement No. 142 (FAS 142), Goodwill and Other Intangible Assets. FAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, Intangible Assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of FAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001.

Management does not believe these pronouncements will have a significant effect on its operations.

Reclassification
----------------

Certain amounts previously reported have been reclassified to conform to the current format.


2.   Formation of Holding Company and Conversion to Stock Form
     ---------------------------------------------------------

On May 25, 2001, BI became the holding company for Affiliated Bank upon the Bank's conversion from a federally chartered mutual savings bank to a federally chartered capital stock savings bank. The conversion was accomplished through amendment of the Bank's federal charter and the sale and issuance by BI of 264, 500 shares of common stock at $10 per share (par value of $0.01 per share). Proceeds from the sale of common stock, net of expenses incurred of approximately $371,000, were approximately $2,274,000.

3.   Statement of Cash Flows
     -----------------------

The Company has chosen to report on a net basis its cash receipts and cash payments for customers' account accepted and repayments of those customers' deposits account, loans made to customers and principal collections on those loans and interest bearing deposits in other financial institutions.

The Company uses the indirect method to present cash flows from operating activities. Supplemental cash flow information is presented as follows (in thousands):

                       BANCAFFILIATED, INC. AND SUBSIDIARY


                                            2001              2000
                                       -------------     -------------

      Cash transactions:
        Interest expense paid          $   1,488            $   930
                                       =========            =======

        Income taxes paid              $      16            $     -
                                       =========            =======

4.   Debt and Equity Securities
     --------------------------

Debt and equity securities have been classified in the balance sheet according to management's intent. The carrying amount of securities and their approximate fair values are as follows (in thousands):



                                                                     Gross               Gross
                                               Amortized          Unrealized          Unrealized          Fair
                                                 Costs               Gains              Losses           Value
                                             --------------      --------------      --------------  ---------------
Securities Held to Maturity
June 30, 2001:

   Mortgage backed securities                $       6,036       $          62       $           -   $        6,098
   Collateralized mortgage obligations               3,537                  42                   -            3,579
                                             --------------      --------------      --------------  ---------------

                                             $       9,573       $         104       $           -   $        9,677
                                             ==============      ==============      ==============  ===============
June 30, 2000:

   Mortgage backed securities                $       4,779       $           2       $          33   $        4,748
   Collateralized mortgage obligations               3,842                  33                  21            3,854
                                             --------------      --------------      --------------  ---------------

                                             $       8,621       $          35       $          54   $        8,602
                                             ==============      ==============      ==============  ===============




The securities held to maturity are backed by GNMA, FNMA or FHLMC.

There were no sales of investment securities during 2001 or 2000.

Investment securities with an amortized cost of approximately $9,573,000 and $8,621,000 were pledged to secure borrowings at June 30, 2001, and June 30, 2000, respectively.

                       BANCAFFILIATED, INC. AND SUBSIDIARY


The amortized cost and estimated market value of debt and equity securities are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without prepayment penalties.

                                                 Amortized             Fair
                                                    Cost               Value
                                             ----------------   ----------------

Due in one year or less                      $            50    $            50
Due from one year to five years                            -                  -
Due from five to ten years                                 -                  -
Due after ten years                                    5,986              6,048
                                             ---------------    ---------------
                                                       6,036              6,098

Collateralized mortgage obligations                    3,537              3,579
                                             ---------------    ---------------

                                             $         9,573    $         9,677
                                             ===============    ===============

5.   Loans and Allowance for Loan Losses
     -----------------------------------

The composition of loans at June 30, 2001 and 2000 consisted of the following (in thousands):

                                                   2001                2000
                                             ---------------     ---------------
Real estate:

     Residential 1-4 family                  $        2,249      $        2,073
     Multi-family                                       620                 628
     Commercial                                       1,805               2,901
     Construction and development                    17,462               8,910
                                             --------------      --------------

                                                     22,136              14,512
Commercial                                            5,409               3,338
Consumer:
     Automobile                                       1,302               1,589
     Loans secured by deposits                          285                 406
     Credit cards                                       388                 415
     Other                                              179                  90
                                             --------------     ---------------

                                                      2,154               2,500
                                             --------------     ---------------

                                                     29,699              20,350
Allowance for loan losses                              (182)               (153)
Loans in process                                     (6,779)             (4,008)
                                             --------------     ---------------

                                             $       22,738     $        16,189
                                             ==============     ===============

                       BANCAFFILIATED, INC. AND SUBSIDIARY


A summary of the activity in the allowance for loan losses was as follows (in thousands):

                                             2001             2000
                                           --------          -------
       Balance at beginning of period      $    153          $   102
       Provision charged to operations          298               55
         Loans charged-off                     (272)             (12)
       Recoveries                                 3                8
                                           --------          -------
        Balance at end of period           $    182          $   153
                                           ========          =======


The Company extends commercial and consumer credit loans primarily to borrowers in the state of Texas. At June 30, 2001, substantially all of the Company's loans were collateralized with real estate, automobiles, deposits, and other assets. Although the Company has a diversified loan portfolio, its debtors' ability to honor their contracts is substantially dependent upon the general economic conditions.

Impairment of loans having recorded investments of approximately $12,000 and $19,000 at June 30, 2001 and June 30, 2000 have been recognized in conformity with FASB Statement No. 114 as amended by FASB Statement No. 118. The average recorded investment in impaired loans during 2001 was approximately $10,000. The total allowance for loan losses related to these loans was approximately $3,000 and $8,000 at June 30, 2001, and June 30, 2000, respectively. Interest income recognized on impaired loans for such payments received in 2001 and 2000 was insignificant.

6.   Accrued Interest Receivable
     ---------------------------

Accrued interest receivable at June 30, 2001 and 2000 consisted of the following (in thousands):

                                                   2001        2000
                                                --------     --------

     Loans receivable                           $    118     $    104
     Mortgage-backed and related securities           48           44
                                                --------     --------
                                                $    166     $    148
                                                ========     ========

                       BANCAFFILIATED, INC. AND SUBSIDIARY


7.   Bank Premises and Equipment
     ---------------------------

Property and equipment at June 30, 2001 and 2000 is summarized as follows (in thousands):

                                                  2001                    2000
                                                -------                 -------

     Land                                       $   100                 $   100
     Building                                       285                     285
     Furniture fixtures and equipment               184                      95
     Leasehold improvements                           -                      76
                                                -------                 -------
                                                    569                     556

     Less accumulated depreciation
      and amortization                              134                      91

                                                $   435                 $   465
                                                =======                 =======

8.   Advances From Federal Home Loan Bank
     ------------------------------------

Advances from the Federal Home Loan Bank amounted to approximately $14,239,000, and $8,977,000 at June 30, 2001, and June 30, 2000, respectively. The borrowings are collateralized by a security agreement which requires the Company to maintain a certain level of qualified first mortgage collateral in relation to the amount of outstanding debt. The borrowings bear interest rates ranging from 3.83% to 5.87%.

The scheduled repayments of principal due on outstanding advances are as follows (in thousands):

                           Year Ending June 30,

                                   2002                           $      13,570
                                   2003                                      32
                                   2004                                     439
                                   2005                                      35
                                   2006                                      36
                                Thereafter                                  127
                                                                  -------------

                                                                  $      14,239
                                                                  =============

                       BANCAFFILIATED, INC. AND SUBSIDIARY



9.   Deposits
     --------

Deposits at June 30, 2001 and 2000 are summarized as follows (in thousands):

                                            2001                       2000
                                       -------------              -------------

    Demand accounts                    $      1,745               $      1,766
    Money market                              1,196                        853
    Savings                                   1,929                      2,882
                                       -------------              -------------
                                              4,870                      5,501
    Certificates of deposit:
         0.0% to 4.99%                        2,269                        400
         5.0% to 5.99%                        2,304                      2,608
         6.0% to 6.99%                        3,693                      5,182
          7.0% to 7.99%                       3,395                      2,941
                                       -------------              -------------
                                             11,661                     11,131
                                       -------------              -------------
                                       $     16,531               $     16,632
                                       =============              ============

Scheduled maturities of certificates of deposit are as follows:

                          Year Ending June 30,
                          --------------------
                                  2002                             $    11,123
                                  2003                                     538
                                                                  -------------
                                                                   $     11,661
                                                                  =============


Interest expense on deposits for the years ended June 30, 2001 and 2000 is summarized as follows (in thousands):


                                                 2001                  2000
                                          ----------------      ----------------

           Demand deposits                 $            11       $            19
           Money market                                 80                     -
           Savings                                      80                   120
           Certificate of deposit                      761                   484
                                          ----------------      ----------------
                                           $           932       $           623
                                          ================      ================

The weighted average rates on certificates of deposits are 6.10% and 6.34% at June 30, 2001 and 2000, respectively.

Deposits in excess of $100,000 are not federally insured.

                       BANCAFFILIATED, INC. AND SUBSIDIARY


10.  Income Taxes
     ------------


The provision for income taxes for the years ended June 30, 2001 and 2000 consisted of the following (in thousands):

                                                                                      2001             2000
                                                                                  -------------     ------------
       Income tax expense (benefit):
            Current                                                               $         14      $         16
            Deferred                                                                         3               (25)
                                                                                  -------------     ------------

            Total tax consequences                                                          17                (9)
            Less: tax effects of change in accounting principle                              -               (15)
                                                                                  -------------     ------------

                 Income tax expense                                               $         17      $          6
                                                                                  =============     ============




The provision for federal income taxes is less than that computed by applying the federal statutory rate of 34% as indicated in the following analysis (in thousands):

                                                      2001             %               2000             %
                                                 ---------------  ------------    ---------------  -------------
       Taxes based on statutory rate             $           46           34%     $          30            34%
       Surtax exemption                                    (10)            7%               (12)          (14%)

       Reduction in the valuation
            allowance for the net
            deferred tax asset                               -             0%               (48)          (54%)

       Other                                               (19)          (14%)               21            24%
                                                 ---------------  ------------    ---------------  -------------

                                                 $          17            13%     $          (9)          (10%)
                                                 ===============  ============    ===============  =============

                       BANCAFFILIATED, INC. AND SUBSIDIARY



Deferred income taxes reflect the net tax effects of temporary differences between the recorded amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                                                          2001           2000
                                                                                     -------------  -------------
      Deferred tax assets:
           Allowance for possible loan losses                                        $         22   $         13
           Tax basis of conversion costs in excess of book                                     18             14
                                                                                     -------------  -------------

                Total deferred tax assets                                                      40             27
                                                                                     -------------  -------------
      Deferred tax liabilities:
           Bank premises and equipment                                                          -              2
           Stock dividend                                                                      18              -
                                                                                     -------------  -------------

                Total deferred tax liabilities                                                 18              2
                                                                                     -------------  -------------

                Net deferred tax asset                                               $         22   $         25
                                                                                     =============  =============


Included in other assets at June 30, 2001 and 2000 are net deferred tax assets of approximately $22,000 and $25,000, respectively. Included in other assets at June 30, 2001 are federal income taxes receivably of approximately $25,000. Included in other liabilities at June 30, 2000 are federal income taxes payable of approximately $15,000.

11.  Related Party Transactions
     --------------------------

In the ordinary course of business, the Company has and expects to continue to have transactions including borrowings, with its employees, officers, directors and their affiliates. In the opinion of management, such transactions are on the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with unaffiliated persons. The aggregate amount of such loans was approximately $381,000 and $814,000 at June 30, 2001 and 2000, respectively. During 2001 new loans totaled approximately $48,000 and principal payments totaled approximately $481,000.

12.  Financial Instruments
     ---------------------

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its members. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The approximate amounts of these financial instruments at June 30, 2001 and 2000 were as follows (in thousands):

                       BANCAFFILIATED, INC. AND SUBSIDIARY



                                                                                        2001                  2000
                                                                                ------------------    -----------------
Financial instruments whose contract
     Amounts represent credit risk:
        Commitments to extend variable rate credit                               $            790             $   1,029
        Commitments to extend fixed rate credit                                               150                   250
         Letters of credit                                                                     89                    72
                                                                                 ------------------    -----------------
                                                                                 $          1,029             $   1,351
                                                                                 ==================    =================


Commitments to extend fixed rate credit and the related interest rates are as follows (in thousands):

                         Rate                                                           2001                  2000
                                                                                 ------------------    -----------------

                         8.30%                                                   $            150      $              -
                         7.20%                                                                  -                   250
                                                                                 ------------------    -----------------

                                                                                 $            150      $            250
                                                                                 ==================    =================



Commitments to extend variable rate credit are at rates ranging from 6.75% to 11.5% as of June 30, 2001.

Commitments to extend credit are agreements to lend to a member as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each member's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Company upon extension of credit, varies and is based on management's credit evaluation of the borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company's policy for obtaining collateral and the nature of such collateral is essentially the same as that involved in making commitments to extend credit.

Although the maximum exposure to loss is the amount of such commitments, management currently anticipates no material losses from such activities.

                       BANCAFFILIATED, INC. AND SUBSIDIARY

The estimated fair values of the Company's financial instruments at June 30, 2001, and June 30, 2000 were as follows (in thousands):



                                                                 2001                              2000
                                                                 ----                              ----
                                                   ---------------------------------- --------------------------------
                                                      Carrying            Fair           Carrying          Fair
                                                       Amount            Value            Amount           Value
                                                   ---------------- ----------------- --------------- ----------------
Financial assets:
     Cash and due from banks,
          and federal funds sold                   $         1,459  $          1,459  $        1,931  $         1,931
     Interest bearing deposits                                 387               387             144              144
     Federal Home Loan Bank stock                              719               719             483              483
     Securities held to maturity                             9,573             9,677           8,621            8,602
     Loans                                                  22,738            22,854          16,189           16,125
     Accrued interest receivable                               166               166             148              148
Financial liabilities:
     Deposit liabilities                                    16,531            16,650          16,632           16,651
     Accrued interest payable                                   98                98             156              156
     Other borrowings                                       14,239            14,239           8,977            8,977
Off balance sheet assets:
     Commitments to extend credit                                -                 -               -                -
     Standby letters of credit                                   -                 -               -                -



13.  Earnings Per Share
     ------------------

For 2001, earnings per share is based upon the weighted average shares outstanding and results of operations after the conversion described in Note 2. The computation of per share loss is as follows (in thousands except share amounts):

          Net Loss                                                 $         52
          Average common shares outstanding                             264,500
                                                                   -------------

          Basic and diluted earnings per share                     $       (.20)
                                                                   =============

The computation of earnings per share, excluding any investment income on the net proceeds, if the shares had been outstanding for the entire year is as follows (in thousands, except share amounts):

          Net Income                                               $         118
          Average common shares outstanding                              264,500
                                                                   -------------

          Basic and diluted earnings per share                     $        0.45
                                                                   =============

At June 30, 2000 the Bank was a mutual savings institution and, thus, net earnings per share is not reported on the results of operations for the year then ended.

14.  Employee Benefits
     -----------------

The Bank maintains a qualified, tax-exempt savings plan known as a Simple IRA (the "Plan") with a cash or deferred feature qualifying under Section 408(p) of the Internal Revenue Code. Employees of Affiliated Bank who earned at least $5,000 in the preceding calendar year may participate in this Plan.

                       BANCAFFILIATED, INC. AND SUBSIDIARY


Participants are permitted to make salary reduction contributions to the Plan of up to $6,000 of the participant's annual salary. In addition, the Bank may match the participant's contribution on a dollar for dollar basis up to 100% of the participant's before-tax contribution up to a maximum contribution by the Bank of 3% of the participant's annual salary for the year. All contributions by the Bank and the participants, as well as earnings, are fully and immediately vested.

Participants may invest amounts contributed to their IRA accounts in any number of investment options available under the Plan. Each participant receives an annual statement, which provides information regarding, among other things, the market value of his investments and contributions made to the Plan on the participant's behalf. For both of the years ended June 30, 2001 and 2000, the Company's contributions to the Plan were approximately $11,000.

15.  Noninterest Expense
     -------------------

Other noninterest expense amounts for the years ended June 30, 2001 and 2000 are summarized as follows (in thousands):
                                                 2001                 2000
                                            --------------       -------------

         Services charges and fees           $          11        $         16
         Loan expense                                    5                   4
         Exam and audit expense                         17                  12
         Regulatory assessments                         12                   8
         Outsource expense                              21                  18
         Franchise tax expense                           6                  11
         Auto allowance                                  6                   6
         Travel                                         18                  12
         Meals and entertainment                         8                  12
         Miscellaneous expense                          15                  25
                                            --------------       -------------

                                            $         119        $        124
                                            =============        =============

16.  Commitments and Contingencies
     -----------------------------

The Company is involved in certain legal actions arising from normal business activities. Management believes that the outcome of such proceedings will not materially affect the financial position or results of operations of the Company.

Net rent expense under operating leases, included in occupancy expenses, was approximately $16,000 and $27,000 for the years ended June 30, 2001 and 2000, respectively.

17.  Significant Group Concentrations of Credit Risk
     -----------------------------------------------

Most of the Company's business activity is with customers located within Texas. Such customers are normally also customers of the Company.

                       BANCAFFILIATED, INC. AND SUBSIDIARY


The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers.

The contractual amounts of credit related financial instruments such as commitments to extend credit, credit card arrangements, and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

18.  Condensed Financial Information of BancAffiliated
     -------------------------------------------------

The condensed financial information of BI as of June 30, 2001 is summarized as follows (in thousands):

                Assets
                     Cash and due from banks                      $         882
                     Investment in Affiliated Bank                        3,618
                     Other                                                  123
                                                                 --------------

                          Total Assets                            $       4,623
                                                                 ==============

                Liabilities and Stockholders' Equity
                     Accrued liabilities                          $          20
                     Stockholders' equity                                 4,603
                                                                 --------------

                                                                  $       4,623
                                                                 ==============

As more fully described in Note 2 BI became the holding company for Affiliated Bank on May 25, 2001 and did not incur any significant income or expense from May 25, 2001 through June 30, 2001.

19.  Regulatory Matters
     ------------------

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (OTS). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material affect on the Bank and the financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

                       BANCAFFILIATED, INC. AND SUBSIDIARY


Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined). Management believes, as of June 30, 2001, and June 30, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2001, and June 30, 2000, the Bank's capital ratios exceed those levels necessary to be categorized as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since June 30, 2001, and June 30, 2000 that management believes have changed the Bank's category.

                       BANCAFFILIATED, INC. AND SUBSIDIARY


A comparison of the Bank's actual capital amounts and ratios to required capital amounts and ratios is presented in the following table (in thousands):


                                                                                               To Be Well
                                                                                           Capitalized Under
                                                                For Capital                Prompt Corrective
                                        Actual                 Adequacy Purposes             Action Provisions
                                   Amount     Ratio           Amount       Ratio          Amount          Ratio
                                (dollars in thousands)     (dollars in thousands)        (dollars in thousands)
                                    thousands)
     As of June 30, 2001
        Total Risk-Based
          Capital (to Risk-
          Weighted assets)     $     3,801    16.60%      $     1,832         8.0%     $     2,290          10.0%
        Tier I capital (to
          Risk-Weighted
          assets)              $     3,619    15.80%      $       916         4.0%     $     1,374           6.0%
        Tier I capital (to
          Adjusted Total
          Assets)              $     3,619    10.22%      $     1,416         4.0%     $     1,770           5.0%
        Tangible Capital
          (to Adjusted
          Total Assets)        $     3,619    10.22%      $       531         1.5%     $       885           2.5%

     As of June 30, 2000
        Total Risk-Based
          Capital (to Risk-
          Weighted assets)     $     2,364    14.07%      $     1,344         8.0%     $     1,681          10.0%
        Tier I capital (to
          Risk-Weighted
          assets)              $     2,211    13.16%      $       672         4.0%     $     1,008           6.0%
        Tier I capital (to
          Adjusted Total
          Assets)              $     2,211     7.89%      $     1,121         4.0%     $     1,401           5.0%
        Tangible Capital
          (to Adjusted
          Total Assets)        $     2,211     7.89%      $       420         1.5%     $       701           2.5%




The following is a reconciliation of equity capital in accordance with Generally Accepted Accounting Principles (GAAP) with total risk based capital (in thousands):

                                                     2001              2000
                                               -------------     --------------

GAAP equity capital                             $      3,619      $       2,211

Allowance for loan losses                                182                153
                                                ------------      -------------

Total risk-based capital                        $      3,801      $       2,364
                                                ============      =============

                       BANCAFFILIATED, INC. AND SUBSIDIARY



20.  Adoption  of  Statement  of  Position  98-5 and  Restatement  of  Financial
     Statements
     ---------------------------------------------------------------------------

In the years prior to June 30, 2000 the Bank capitalized certain costs related to converting from a federal credit union to a federal mutual savings bank. During the year ended June 30, 2000, the Bank changed its method of accounting for the costs of start-up activities to comply with the requirements of Statement of Position 98-5 "Reporting on the Costs of Start-up Activities."

The accompanying financial statements for the year ending June 30, 2000 have been restated to expense the unamortized conversion costs. The effect of the restatement is as follows (in thousands):



                                                                  Increase
                                                                 (Decrease)
                  Other assets                                $            (27)
                                                              =================

                  Retained Earnings                           $            (27)
                                                              =================

                  Other Expense                               $             (5)
                                                              =================

                  Tax expense                                 $              2
                                                              =================

                  Cumulative effect of accounting change
                  (net of tax)                                $            (30)
                                                              =================

                  Net income                                  $            (27)
                                                              =================

                      BANCAFFILIATED, INC. AND SUBSIDIARIES
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of stockholders will be at 2:00 p.m., Bedford, Texas time, October 29, 2001, at the main office located at 500 Harwood Road, Bedford, Texas.

STOCK LISTING

The Company's stock is traded on the OTC Electronic Bulletin Board under the symbol "BAFI."

PRICE RANGE OF COMMON STOCK

The following table sets forth the high and low bid prices of the Company's common stock since it began trading on May 25, 2001. These prices do not represent actual transactions and do not include retail mark-ups, mark- downs or commissions.


                                          High          Low          Dividends
                                        ----------------------------------------
June 30, 2001................            $11.00        $9.50           N/A

The Company has not declared any dividends during fiscal 2001. Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions.

As of June 30, 2001, the Company had approximately 88 stockholders of record and 264,500 outstanding shares of common stock.

SHAREHOLDERS AND GENERAL INQUIRIES                TRANSFER AGENT

Garry J. Graham                                   Registrar and Transfer Company
BancAffiliated,                                   10 Commerce Drive
500 Harwood Road                                  Cranford, New Jersey 07016
Bedford, Texas 76021                              (908) 272-8511
(817) 285-6195

ANNUAL AND OTHER REPORTS

The Company is required to file an annual report on Form 10-KSB for its fiscal year ended June 30, 2001, with the Securities and Exchange Commission. Copies of the Form 10-KSB annual report and the Company's quarterly reports may be obtained without charge by contacting:

Garry J. Graham
BancAffiliated, Inc.
500 Harwood Road
Bedford, Texas 76021
(817) 285-6195

                      BANCAFFILIATED, INC. AND SUBSIDIARIES
                              CORPORATE INFORMATION


COMPANY AND BANK ADDRESS

500 Harwood Road                        Telephone:  (817) 285-6195
Bedford, Texas 76021                    Fax:  (817) 285-6420

DIRECTORS OF THE BOARD

Kenneth L. Lee                          Garry J. Graham
President                               President and Chief Executive Officer
K. Lee Enterprises, Inc.                BancAffiliated, Inc. and Affiliated Bank
Mansfield, Texas                        Bedford, Texas

Donna M. Rosiere                        William J. Wethington
Owner and Operator                      Retired real estate investor
Two Bit DFW, Inc                        Bedford, Texas
Forth Worth, Texas

Harry M. Goddard                        Kenneth L. Schilling
Texas Regional Manager                  Owner
JEH/Eagle Supply                        Schilling Business and Tax Service
Mansfield, Texas                        Watauga, Texas

Donald H. Stone                         James E. Jennings
President and Chief Executive Officer   Retired Executive
ProCuts, Inc.                           Affiliated Foods, Inc.
Hurst, Texas                            Bedford, Texas



                   BANCAFFILIATED INC. AND SUBSIDIARY OFFICERS

Garry J. Graham
President and Chief Executive Officer

INDEPENDENT AUDITORS                   SPECIAL COUNSEL

Payne, Falkner, Smith & Jones, P.C.    Jenkens & Gilchrist, P.C.
Suite 1111                             1919 Pennsylvania Avenue, N.W., Suite 600
14001 Dallas Expressway                Washington, DC 20006-3404
Dallas, Texas 75240